July 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn: Kathleen Krebs & Jan Woo

Re:	SCVX Corp. Preliminary Proxy Statement on Schedule 14A, filed June 27, 2022 (File No. 001-39190).

Dear Mses. Krebs and Woo,

On behalf of SCVX Corp. (“we,” “our,” or the “Company”), we submit this letter in response to the comments contained in the letter dated July 11, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission relating to the above referenced Preliminary Proxy Statement on Schedule 14A as filed by the Company on June 27, 2022 (“Schedule 14A”). We are concurrently submitting via EDGAR this letter and an updated draft of Schedule 14A (the “Amended Proxy”).

The Staff’s comments are summarized below in italicized text, and our responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in Schedule 14A.

Questions and Answers About the Extraordinary General Meeting, page 4

1.	Comment: Please highlight that you are asking shareholders to vote on extending the time to consummate a business combination to a total of 39 months since the initial public offering. Discuss whether a time period of 39 months is typical for a SPAC, and compare it to the 18-month time period for a blank check company under Securities Act Rule 419. Discuss why you are seeking an additional extension of nine months versus a shorter time period.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 5 & 20-21 of the Amended Proxy.

How do the Company insiders intend to vote their shares?, page 6

2.	Comment: You indicate that “our Sponsor, directors, officers, advisors or any of their affiliates may purchase public shares in privately negotiated transactions or in the open market either [sic] prior to the Extraordinary General Meeting.” You further indicate that “[a]ny such privately negotiated purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.” Please tell us how such purchases are consistent with the requirements of Rule 14e-5 under the Exchange Act. For guidance, refer to Tender Offer Compliance and Disclosure Interpretation 166.01.

Response: Our Sponsor, directors, officers, advisors and any of their affiliates will not purchase public shares in privately negotiated transactions or in the open market prior to the Extraordinary General Meeting. In response to the Staff’s comment, the Company has revised the disclosure on pages 7 & 25 of the Amended Proxy.

What vote is required to adopt the Extension Proposal?, page 7

3.	Company: Please disclose the number of public shares needed to approve the Extension Proposal if all shares are voted and if only the minimum number of shares representing a quorum are voted, taking into account that the Sponsor and current directors and officers intend to vote their shares in favor of the Extension Proposal.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amended Proxy.

What interests do the Company’s Sponsor, directors and officers have in the approval of the proposals?, page 11

4.	Comment: Please highlight that the Sponsor, directors and officers will benefit from the Extension Proposal and the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. Also clarify that the Sponsor, directors and officers can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in a post-business combination company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12-13 & 25-27 of the Amended Proxy.

5.	Comment: Please quantify the amount paid and current value of the founder shares and warrants held by the Sponsor, directors and officers and clarify that these shares and warrants will expire worthless if the proposals are not approved.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 12-13 & 25-27 of the Amended Proxy.

Proposal 1 – The Extension Proposal, page 16

6.	Comment: Discuss in detail the company’s efforts to identify, evaluate and complete a business combination during the initial 24-month period and during the first extension period. Also discuss material events such as your delisting from the NYSE and inability to list on the NYSE American.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18-20 of the Amended Proxy.

7.	Comment: You indicate that the current extension proposal is being sought “in connection with a proposed business combination regarding which we are currently in discussion” and that “we are currently in advanced negotiations for an initial business combination involving the Target.” Please discuss these negotiations in more detail and provide any updates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18-20 of the Amended Proxy.

8.	Comment: Please discuss the potential difficulty of finding a target with only approximately $38 million left in the trust account and the company’s shares being traded on the OTC Pink, as well as the potential difficulty of obtaining an initial listing on an exchange following consummation of a business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 18-20 of the Amended Proxy.

Interests of our Sponsor, Directors and Officers, page 21

9.	Comment: Please revise your disclosure to quantify the aggregate dollar amount of what the Sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 25-27 of the Amended Proxy.

General

10.	Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: Our sponsor, SCVX USA, LLC, is not controlled by, and does not have substantial ties with any foreign persons, as that term is defined by CFIUS’ regulations at 31 CFR § 800.224. As such, we do not expect the transaction to be subject to review by a U.S. government entity, or to be ultimately prohibited, as a result of association with a non-U.S. person, nor do we expect that the pool of potential target companies would be limited as a result of such association. In response to the Staff’s comment, the Company has revised the disclosure on pages 13 of the Amended Proxy.

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Please do not hesitate to contact me at (212) 728-8620 or dscalzo@willkie.com if you have comments or if you require additional information regarding the Amended Proxy.

Respectfully submitted,

/s/ Danielle Scalzo
Danielle Scalzo

cc: Michael Doniger, Chief Executive Officer and Chairman of the Board, SCVX Corp.

Chris Ahern, Chief Financial Officer, SCVX Corp.